                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G


            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 1)*



                            FORRESTER RESEARCH, INC.
                -------------------------------------------------
                                (Name of Issuer)




                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                -------------------------------------------------
                         (Title of Class of Securities)




                                   34653109
                -------------------------------------------------
                                 (CUSIP Number)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  34653109                 13G                  PAGE  2  OF  5  PAGES
         ---------------------                                ---    ---
  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          George F. Colony
-------------------------------------------------------------------------------
  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [   ]
                                                                    (B)   [   ]

-------------------------------------------------------------------------------
  (3)     SEC USE ONLY

-------------------------------------------------------------------------------
  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          Massachusetts
-------------------------------------------------------------------------------
                       (5)     SOLE VOTING POWER
  NUMBER OF                    5,996,130 shares**
  SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     1,000 shares**
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   5,996,130 shares**
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               1,000 shares**
-------------------------------------------------------------------------------
  (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,997,130 shares**
-------------------------------------------------------------------------------
 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

-------------------------------------------------------------------------------
 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          71.5%
-------------------------------------------------------------------------------
 (12)     TYPE OF REPORTING PERSON*
          IN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

**Mr. Colony is the direct owner of 5,996,130 and the indirect owner of 1,000 shares of common stock, par value $.01 per share (the "Common Stock"), of Forrester Research, Inc. (the "Company"). The 1,000 shares of Common Stock indirectly held by Mr. Colony are owned by Mr. Colony's wife. Mr. Colony disclaims beneficial ownership of the 1,000 shares of Common Stock held by his wife, and this report shall not be deemed an admission that Mr. Colony is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) under the Securities Exchange Act of 1934, as amended.

                                                               Page 3 of 5 Pages
                                                                   ---  ---
Item 1(a)         Name of Issuer :

                  Forrester Research, Inc.

     1(b)         Address of Issuer's Principal Executive Offices:

                  1033 Massachusetts Ave.
                  Cambridge, Massachusetts 02138

Item 2(a)         Name of Person Filing:

                  George F. Colony

     2(b)         Address of Principal Business Office or if none, Residence:

                  c/o Forrester Research, Inc.
                  1033 Massachusetts Ave.
                  Cambridge, Massachusetts 02138

     2(c)         Citizenship:

                  Massachusetts

     2(d)         Title of Class of Securities:

                  Common Stock, $.01 par value per share

     2(e)         CUSIP Number:

                  34653109

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b):

                  Not Applicable

                                                               Page 4 of 5 Pages
                                                                   ---  ---
Item 4(a)        Amount beneficially owned:
                 5,997,130 shares**

      (b)        Percent of Class: 71.5%.

      (c)        Number of shares as to which such person has:

                 (i)   sole power to vote or direct the vote:
                       5,996,130 shares**

                 (ii)  shared power to vote or to direct the vote:
                       1,000 shares**

                 (iii) sole power to dispose or to direct the
                       disposition of: 5,996,130 shares**

                 (iv) shared power to disposition or to direct the disposition of: 1,000 shares**

Item 5           Ownership of Five Percent or less of a Class:

                 Not Applicable

Item 6 Ownership of More than Five Percent on Behalf of another person:

                 Not Applicable

Item 7 Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                 Not Applicable

Item 8           Identification and Classification of Members of the Group:

                 Not Applicable

Item 9           Notice of Dissolution of Group:

                 Not Applicable

Item 10          Certification

                 By signing below the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

**Mr. Colony is the direct owner of 5,996,130 and the indirect owner of 1,000 shares of common stock, par value $.01 per share (the "Common Stock"), of Forrester Research, Inc. (the "Company"). The 1,000 shares of Common Stock indirectly held by Mr. Colony are owned by Mr. Colony's wife. Mr. Colony disclaims beneficial ownership of the 1,000 shares of Common Stock held by his wife, and this report shall not be deemed an admission that Mr. Colony is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) under the Securities Exchange Act of 1934, as amended.

                                                               Page 5 of 5 Pages
                                                                   ---  ---


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


By: /s/ George F. Colony
-----------------------------------------------
         Name George F. Colony





         FEBRUARY 12, 1998